SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                25 November, 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Directorate Change announcement made on 25 November, 2004


                                November 25, 2004

PIERRE DANON: CHIEF EXECUTIVE OF BT RETAIL TO JOIN CAP GEMINI AS CHIEF OPERATING
                                     OFFICER

Pierre Danon will be leaving BT in the New Year to take up the position of Chief Operating Officer at Cap Gemini in Paris. Pierre Danon joined BT as chief executive of BT Retail in October 2000 and was appointed to the board in November 2001.

Pierre has been instrumental in driving innovation and taking BT back into the mobile market. He brought a new focus to customer service as recognised by uSwitch which has awarded BT four stars for customer service, and ranked it second in the UK.

Under his leadership there has been a significant increase in profits and cash flow within BT Retail. Costs have been reduced by GBP800 million, and he has built a strong leadership team. All this leaves BT Retail well positioned for future growth with a market leading portfolio of services and a rich pipeline of exciting new broadband products.

Pierre Danon said: "I am thrilled by the scale of the new opportunity offered to me by Cap Gemini, and proud of the work completed by the BT Retail Team. BT faces an exciting and successful future.

"I am pleased to have played my part in the transformation of the company that is being led by Sir Christopher Bland, Ben Verwaayen and the rest of the Board. I have every faith in BT's strategy and am confident that it will continue to deliver for BT's customers, shareholders and staff."

Ben Verwaayen, BT chief executive officer, paid tribute to Pierre Danon: "Pierre has done a superb job at BT Retail and he will make an outstanding contribution as chief operating officer at Cap Gemini, a company which we partner and admire. I would like to pay tribute to Pierre's winning spirit, and to thank him for the part he has played in building an exciting future for BT".

The chairman of BT Sir Christopher Bland added: "Pierre has made a tremendous contribution to the transformation of BT. His energy and customer focus has been much valued during the past four years. He has now been offered a major new challenge and we all wish him well".

Pierre Danon will continue to lead BT Retail until early in the New Year. At Cap Gemini he will be responsible for all operational activities covering 60,000 staff worldwide.

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        Enquiries about this news release should be made to the BT Group

    Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial

     + 44 20 7356 5369. All news releases can be accessed at our web site:

                          http://www.bt.com/newscentre





About BT: BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include IT and networking services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

  - BT Retail, providing fixed and mobile communications services and solutions and IT and networking services to more than 20 million business and residential customers in the UK. It is also a leading UK internet services provider.
  - BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits and PSTN.
  - BT Global Services, providing IT and networking services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in more than 130 countries and also offers international carrier services.



In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.



BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 25 November, 2004